UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 10, 2014

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL INCREASES COAL SUPPLIES TO CHINA’S BAOSTEEL CORPORATION TO REACH 1.2 MLN
TONNES

Shanghai, China – April 10, 2014 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that its contract with China’s steelmaking major Baosteel Resources corporation, which provides for an increase of coal supplies to 1.2 million tonnes of coking coal a year, has been prolonged.
According to the memorandum signed at Baosteel Resources’ Shanghai headquarters,
Mechel Carbon Singapore will supply Baosteel Resources with up to 1.2 million tonnes of coking coal. The agreement will be valid from April 2014 through March
2015, with a possibility of further prolongation. Prices will be determined on a monthly basis. Mechel Carbon Singapore has fully met its obligations according to the earlier contract, having shipped a total of 960,000 tonnes of coking coal to Baosteel enterprises in China’s eastern and southern provinces. As part of last year’s agreement, Mechel Carbon Singapore also made test shipments of PCI coals, as well as steam coal from the Elga deposit.
Thanks to the new agreement, Baosteel Resources will account for up to 10% of
Mechel’s coal exports to Asia Pacific.
“Baosteel Resources remains a key strategic partner for Mechel. The agreement is proof that both we and our Chinese partners aim for long-term cooperation based on transparency and mutual profit. Moreover, the Chinese side voiced interest in additional shipments of various grades of coal. This signed agreement is in line with the new program for the development of Russia’s coal industry until 2030, which calls for an increase of exports to promising Asian markets,” Mechel
Mining Management Company OOO’s Chief Executive Officer Pavel Shtark noted.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 10, 2014	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO